EXHIBIT 99.1

SUPPLEMENTAL DISCLOSURE OF PSIVIDA LIMITED RELATED TO AMENDMENT AGREEMENT, DATED AS OF JULY 28, 2006.

THIS SUPPLEMENTAL DISCLOSURE SHALL NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES DESCRIBED HEREIN IN ANY JURISDICTION WHERE THE OFFER OR SALE OF THESE SECURITIES IS NOT PERMITTED.

THE SECURITIES DESCRIBED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), AND MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES ABSENT REGISTRATION OR AN APPLICABLE EXEMPTION FROM REGISTRATION REQUIREMENTS.

IN ACCORDANCE WITH GENERAL INSTRUCTION B OF FORM 6-K, THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED TO BE “FILED” FOR PURPOSES OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE “EXCHANGE ACT”), OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION, NOR SHALL SUCH INFORMATION BE DEEMED INCORPORATED BY REFERENCE IN ANY FILING UNDER THE SECURITIES ACT OR THE EXCHANGE ACT, EXCEPT AS SHALL BE EXPRESSLY SET FORTH BY SPECIFIC REFERENCE IN SUCH A FILING. THE INFORMATION SET FORTH IN THIS SUPPLEMENTAL DISCLOSURE SHALL NOT BE DEEMED AN ADMISSION AS TO THE MATERIALITY OF ANY INFORMATION IN THIS SUPPLEMENTAL DISCLOSURE.

The following is a summary of the terms of the transactions contemplated by the Amendment Agreement. This summary is not intended to be complete and is qualified in its entirety by reference to the attachments to this Supplemental Disclosure.

1.	Amendment Agreement

pSivida Limited (“pSivida”) and an institutional investor (the “Investor”) entered into an Amendment Agreement dated as of July 28, 2006, providing for the amendment and restatement of the Subordinated Convertible Note, dated November 16, 2005, purchased by the Investor in connection with the Securities Purchase Agreement, dated as of October 5, 2005, by and between the same parties.

Under the Amendment Agreement, pSivida will issue to the Investor an Amended and Restated Note in the amount of $12.5 million. The Amendment Agreement also provides for payment by pSivida of $3.5 million for partial satisfaction and redemption of the original Subordinated Convertible Note, payment by pSivida of any accrued and unpaid interest on the Subordinated Convertible Note, payment by pSivida of any penalties incurred as a result of the delay in effectiveness of the registration statement filed in connection with the Securities Purchase Agreement, and the issuance of a warrant exercisable for up to 5,700,000 American Depositary Shares (ADSs) of pSivida.

The Amendment Agreement is being filed as an attachment to this Supplemental Disclosure to provide investors with information regarding its terms. The Amendment Agreement contains representations and warranties that pSivida Limited and the Investor made to each other as of the date of the Amendment Agreement or other specific dates, and such representations and warranties should not be relied upon by any other person.

2.	The Amended and Restated Note

A short summary of the terms of the amended and restated note follows:

•	The note has a face value of US$12,500,000.

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The note may be converted by the holder into ADSs at any time prior to the third anniversary of the date of the original issuance of the note. The number of shares to be issued upon conversion of the note is to be calculated by dividing the face value of the note to be converted (and any accrued but unpaid interest on the note) by the conversion price, as adjusted, of the ADSs.

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The conversion price is US$2.00 per ADS and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the note may be converted and based on the market price of pSivida’s ADSs on April 30, 2007.

•	The note matures 3 years after issuance and bears interest at the rate of 8% per annum.

•	Under certain circumstances, pSivida may make interest payments in the form of ADSs.

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The note contains certain events of default which allow the Investor to accelerate the maturity of the note and permit the Investor to force payment of the note in the event of a change of control of pSivida.

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pSivida has the right, in certain specified circumstances, to force the Investor to convert the note into ADSs, including if the ADSs are trading at 200% of the conversion price during a specified period.

•	The Investor has the right to require pSivida to prepay up to 50% of the original principal amount (i.e., $6,250,000) on July 31, 2007 and January 31, 2008.

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pSivida may redeem the note, at its option, in whole or in part at any time at a price equal to 108% of the outstanding principal to be redeemed. In connection with any such redemption, pSivida will issue warrants exercisable for a number of shares equal to 30% of such redemption amount divided by the then applicable conversion price.

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The note will be secured by certain of pSivida’s royalty and other income streams. The security interest in such Collateral shall be released in conjunction with the sale of the collateral and pSivida’s satisfaction of any redemption required by the investor following.

•	The note contains various negative covenants, including limitations on the incurrence of debt and liens, and the maintenance of certain cash levels.

3.	The Warrants:

The following is a summary of the terms of the warrants:

•	The warrants constitute options to acquire up to 5,700,000 ADSs at any time on or before the fifth anniversary of the issuance of the warrant.

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The per ADS exercise price under the warrants is US$1.80 and may be adjusted under certain circumstances, including, among others, in the event pSivida issues securities at a lower price than the price at which the warrants may be exercised or pSivida makes a pro rata issuance to shareholders.

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There is a limit of 4.99% in respect of the Investor and its affiliates’ beneficial ownership in pSivida, which may prevent it from exercising part of warrant (this limit may be increased or decreased by the Investor upon written notice to pSivida).

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If there is a fundamental transaction (such as a transaction which involves a change in control of pSivida or a transfer of substantially all of its assets), pSivida will use its best endeavors to procure that the successor entity assumes all of the obligations of pSivida under the warrants.

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Additional warrants will be issued in the event that pSivida redeems all or a portion of the note in connection with an optional redemption or a sale of collateral. Such warrants will have an exercise price based on the average market price prior to their issuance.

4.	Registration Rights:

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The effectiveness deadline for registering shares issuable pursuant to the note and warrants will be extended to September 15, 2006 (with provisions for a further extension if necessary). If the pSivida’s registration statement is not effective by that date, pSivida will pay penalties from May 15, 2006 at a rate equal to 2.5% of the original purchase price per thirty day period.